SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

April 22, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ryan Rohn, Esq.
Mail Stop 7010

Re:	Cavico Corp. (the “Company”)
Form 8-K
Filed April 17, 2008
File No. 000-52870

Dear Mr. Rohn:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 to the Company’s Current Report on Form 8-K (the “8-K”) that was filed on April 17, 2008. One of the copies has been marked to show changes from the 8-K.

By letter dated April 18, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the 8-K. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

1.    We note your disclosure in the first paragraph that you dismissed your former accountants. In the third and fourth paragraphs of your filing, you refer to the date of the resignation, rather than the date of dismissal. Please advise or revise.

The Company has made revisions to the 8-K to clarify that the former accountants were dismissed.

2.    To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statement made in your revised Form 8-K.

The Company has included an updated Exhibit 16 letter.

Please contact the undersigned at 212-981-6766 if you require any additional information.

Very truly yours,

/s/ Louis A. Brilleman